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                    TV AZTECA BOARD APPROVES A US$140 MILLION
                          DISTRIBUTION TO SHAREHOLDERS


FOR IMMEDIATE RELEASE
---------------------

     Mexico City, April 29, 2003 - TV Azteca, S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors approved management's proposal to declare distributions to shareholders of approximately US$140 million. A US$125 million distribution is scheduled to be made in June and another of US$15 million in December.

     "We will distribute the benefits of our profitability in the same time and manner as announced at the beginning of the year," said Pedro Padilla, Chief Executive Officer of TV Azteca. "As projected, we have focused on our internal cash generation, and we have strictly adhered to a closely controlled management of our cash balances, and we will continue to do so."

     "We are just at the start up of our long term strategy to reduce indebtedness and to make ongoing distributions, which we are confident will increase value for all of our stakeholders on a steady basis," Mr. Padilla concluded.

     The shareholders' meeting to approve the distribution is scheduled to occur on April 30, 2003.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

           Bruno Rangel                                  Omar Avila
          5255 3099 9167                               5255 3099 0041
     jrangelk@tvazteca.com.mx                      oavila@tvazteca.com.mx

                                Media Relations:

                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx